Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

Evercore Group L.L.C.

55 East 52nd Street

New York, New York 10055

Stifel, Nicolaus & Company, Incorporated

787 Seventh Avenue, 11th Floor

New York, New York 10019

June 17, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Franklin Wyman

Kevin Vaughn

Julia Griffith

Dietrich King

Re:                             Atreca, Inc.

Registration Statement on Form S-1, As Amended (File No. 333-231770)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Atreca, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on June 19, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated June 10, 2019:

(i)                                    Dates of distribution: June 10, 2019 through the date hereof

(ii)                                 Number of prospective underwriters to which the preliminary prospectus was furnished: 5

(iii)                              Number of prospectuses furnished to investors: approximately 600

(iv)                             Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 61

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

COWEN AND COMPANY, LLC
EVERCORE GROUP L.L.C.
STIFEL, NICOLAUS & COMPANY, INCORPORATED

Acting severally on behalf of themselves and the several Underwriters

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
	Name:	Bill Follis
	Title:	Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ Jeffrey B. Rosichan
	Name:	Jeffery B. Rosichan
	Title:	Senior Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Nathan Thompson
	Name:	Nathan Thompson
	Title:	Director

[Signature Page to Underwriters’ Acceleration Request]